April 17, 2007

Mail Stop 4561

Mr. Thomas F. Rokisky
President, Chief Executive Officer, and Director
CNB Financial Services, Inc.
101 S. Washington Street
Berkeley Springs, West Virginia 25411

Re: CNB Financial Services, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 30, 2007
File Number: 000-30665

Dear Mr. Rokisky:

    We have reviewed your filing and have the following comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, filed March 30, 2007

Note 3. Securities, page 40

1. We note from your cash flow statement that you received proceeds of $12.2M and $37M relating to sales of securities (excluding maturities and calls) classified as available for sale during the periods ended December 31, 2006 and 2005, respectively. We also note on page 41 that you realized gross losses on these sales of $65K and $161K during these same periods. We also note that you had gross unrealized losses of $1.1M and $1.2M at the end of these same periods. Please address the following for each period:

    • tell us the specific securities you sold and the reasons for these sales (i.e. liquidity concerns, close proximity to maturity, credit risk, balance sheet restructuring, etc.);
    • if you used the proceeds from the sale of securities to purchase additional available for sale securities, please provide us a detail of the securities you purchased; and
    • tell us how you considered whether the sale of these securities at a loss has "tainted" your portfolio which would require you to recognize the remaining unrealized losses in your portfolio for each period in your financial statements. It appears that you do not have the "ability and intent" to hold these securities until maturity or until such a time that the market value has recovered the unrealized losses, as you disclose on page 42.

    Please refer to the guidance in SAB Topic 5:M and FSP 115-1 in your response, as applicable.

* * * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding this comment.

Sincerely,

John P. Nolan
Accounting Branch Chief